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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                 Seven-Up/RC Bottling Co. of S. California, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    81804310
                                   ----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 81804310                   13G                      Page 2 of 6 Pages
- -------------------                                          ------------------

- --------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          State Street Research & Management Company #13-31424135

- --------- ---------------------------------------------------------------------
- --------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]


- ---------
- --------- ---------------------------------------------------------------------
   3      SEC USE ONLY



- --------- ---------------------------------------------------------------------
- --------- ---------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware Corporation

- --------- ---------------------------------------------------------------------
- --------------------------- -------- ------------------------------------------
                               5     SOLE VOTING POWER
                                     605,500 shares
        NUMBER OF
                            -------- ------------------------------------------
                            -------- ------------------------------------------
          SHARES               6     SHARED VOTING POWER
       BENEFICIALLY                  0 shares
         OWNED BY
                            -------- ------------------------------------------
                            -------- ------------------------------------------
           EACH                7     SOLE DISPOSITIVE POWER
        REPORTING                    605,500 shares
          PERSON
                            -------- ------------------------------------------
                            -------- ------------------------------------------
           WITH                8     SHARED DISPOSITIVE POWER
                                     0 shares

- --------------------------- -------- ------------------------------------------
- --------- ---------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          605,500 shares

- --------- ---------------------------------------------------------------------
- --------- ---------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN   [ ]
          SHARES*


- --------- ---------------------------------------------------------------------
- --------- ---------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.1%

- --------- ---------------------------------------------------------------------
- --------- ---------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON *

          Investment Adviser

- --------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 3 of 6 Pages
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Item 1(a).    Name of Issuer:  Seven-Up/RC Bottling Co. of S. California, Inc.
              --------------


Item 1(b).    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------
              3220 East 26th Street, Vernon, CA 90023


Item 2(a).    Names of Persons Filing:
              -----------------------
              State Street Research & Management Co.


Item 2(b).    Address of Principal Business Office or, if None, Residence:
              -----------------------------------------------------------
              State Street Research & Management Co.
              One Financial Center
              Boston, MA 02111-2690


Item 2(c).    Citizenship:
              -----------
              United States

Item 2(d).    Title of Class of Securities:
              ----------------------------
              Common Stock, $.01 par value ("Common Stock").



Item 2(e).    CUSIP Number:  81804310.
              ------------


Item 3.              If this statement is filed pursuant to Rules 13d-
                     1(b), or 13d-2(b), check whether the person filing is a:
                     --------------------------------------------------------
                     (a)    [ ]   Broker or Dealer registered under
                                  Section 15 of the Securities Exchange Act of
                                  1934 (the "Act").

                     (b)    [ ]   Bank as defined in Section 3(a)(6) of the Act.

                     (c)    [ ]   Insurance Company as defined in Section 3(a)
                                  (19) of the Act.

                     (d)    [ ]    Investment Company registered under Section
                                   8 of the Investment Company Act of 1940.

                     (e)    [X]    Investment Adviser registered under Section
                                   203 of the Investment Advisers Act of 1940.


                     (f)    [ ]     Employee Benefit Plan, Pension Fund
                                    which is subject to the provisions of the Employee Retirement Income Security Act of
                                    1974 or Endowment Fund; see Rule
                                    13d-1(b)(1)(ii)(F) of the Act.




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                     (g)    [ ]     Parent Holding Company, in accordance with
                                    Rule 13d-1(b)(ii)(G) of the Act.

                     (h)    [ ]     Group, in accordance with Rule 13d-1(b)(1)
                                    (ii)(H) of the Act.

                    Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).


Item 4.       Ownership.
              ---------

              (a)  Amount Beneficially Owned:  605,500 shares

              (b)  Percent of Class:  12.1%.

              (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:
                        605,500 shares.

                  (ii)  shared power to vote or to direct the vote:  0 shares.

                 (iii)  sole power to dispose or to direct the disposition of:
                        605,500 shares.

                  (iv) shared power to dispose or to direct the disposition 0 shares.


Item 5.       Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              N/A


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              ---------------------------------------------------------------

              All foregoing shares are in fact owned by clients of State Street Research & Management Company.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
              ------------------------------------------------------------------

              State Street Research & Management Company is an Investment Adviser registered under Section 203 of the Investment Adviser's Act of 1940 and is a wholly-owned subsidiary of Metropolitan Life Insurance Company.


Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------

             N/A

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Item 9.       Notice of Dissolution of Group.
              ------------------------------

              Not applicable.


Item 10.      Certification.
              -------------

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.








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                                                              Page 6 of 6 Pages
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                                    SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 1996


State Street Research & Management Co.

By: /s/ MARK PASSACANTANDO
    ------------------------
     Mark Passacantando
     Director of Compliance